82-713

DRC Resources Corporation

#601 – 595 Howe Street, Vancouver, B.C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
CDNX Symbol: DRC

02015686

SUPPL

02 MAR -7 AM 8:23

PRESS RELEASE

DRC Resources Corporation has received Canadian Venture Exchange (CDNX) approval to conduct a Normal Course Issuer Bid to purchase through the facilities of the CDNX, for a period of one year, up to 250,000 common shares, 2.94% of the outstanding issued capital. The Company feels the share price is undervalued. The Company has not purchase any of its own securities through a Normal Course Issuer Bid in the past. Securities will be purchased at price which is not higher than the last independent trade and no abnormal influence will be made to the market price of the shares by the Normal Course Issuer Bid.

Shareholders can obtain a copy of the Notice of Normal Course Issuer Bid, without charge, by contacting the head office of DRC Resources Corporation.

On behalf of the Board of Directors
"John H. Kruzick"
John H. Kruzick, President

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

DATE: February 20, 2002
U.S. Rule 12g3-2(b)Exemption
Moody's Investment Services Manual
Website: www.drcresources.com

3/7

WARNING: The company relies on litigation protection for "forward-looking" statements.

DRC Resources Corporation

#601 – 595 Howe Street, Vancouver, B.C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
CDNX Symbol: DRC

PRESS RELEASE

Vancouver, February 6, 2002 – The Canadian Venture Exchange (CDNX) has elevated DRC Resources Corporation to Tier 1 status in accordance with Policy 2.5, effective January 30, 2002.

British Columbia Ministry of Energy & Mines' Mineral Exploration Review 2001 indicates DRC Resources' Afton Mine Project is British Columbia's largest advanced exploration project. In two years the Company has expended over $2 Million in exploration, drilling 49 Diamond Drill Holes for a total of 23,800 metres (78,000 ft).

In 2001 DRC Resources increased the Afton Indicated Mineral Resource by 11.57 Million Tonnes to 34.07 Million Tonnes (37.5 Mil. Tons) of 2.75% Copper Equivalent (1.83% Copper, 0.04 oz/t Gold, 0.003 oz/t Palladium, 0.16 oz/t Silver), with an additional Inferred Mineral Resource of 5.91 Million Tonnes (6.5 Mil. Tons) of 1.65% Copper Equivalent (1.05% Copper, 0.023 oz/t Gold, 0.004 oz/t Palladium, 0.10 oz/t Silver). Diamond Drilling has tested the mineral zone for 850 metres (2800 ft) in length and to 775 metres (2550 ft) in depth. (Metal Values US$: Cu $0.80/pound, Au $280/oz, Pd $600/oz, and Ag $5/oz). *(Reference: J.J. McDougall, P.Eng., Afton Mine Property 2001 Mineral Resource Study, dated November 20, 2001)*

An updated mineral resource study and the 2002 exploration budget is being prepared.

On behalf of the Board of Directors
"John H. Kruzick"
John H. Kruzick, President

DATE: February 6, 2002
U.S. Rule 12g3-2(b)Exemption
Moody's Investment Services Manual
Website: www.drcresources.com

GEORGIA PACIFIC
SECURITIES CORPORATION

16th Floor
Two Bentall Centre
555 Burrard Street
Vancouver, BC
Canada V7X 1S6
(604) 668-1800

100, 275 Landsdowne Street
Kamloops, BC
Canada V2C 1X8
(250) 377-6900

MEMBER:
ALL PRINCIPAL CANADIAN STOCK EXCHANGES
IDA

CIPF FCPE

The information contained herein was obtained from sources believed to be reliable but the accuracy and completeness of it is not guaranteed and in providing it, Georgia Pacific Securities Corporation (GPSC) does not assume any responsibility or liability. Additionally, the information is given as of the date appearing on this report and GPSC assumes no obligation to update the information or advise on further developments relating to these securities. This publication is for your convenience and information; it is neither an offer to sell, nor a solicitation to buy any of the securities mentioned. GPSC and the directors, officers and employees and of its subsidiary companies may from time to time have a position in the securities of the corporation(s) discussed in this report. Reproduction of this report (in whole or in part) is strictly prohibited without the express written consent of GPSC. At the current time directors, officers, employees and client accounts at GPSC own approximately 22% of the outstanding shares of DRC Resources Corporation and this figure may increase or decrease without notice or disclosure.

Mining Analyst
James W. Dartnell, F.C.S.I.
Tel (604) 668-1668
Fax (604 668-1816

WINTER 2002

MARKET INSIGHT

A report from the research department of Georgia Pacific Securities Corporation

DRC RESOURCES CORPORATION

Rediscovering the Afton Mine, a Copper-Gold Deposit
Kamloops, British Columbia


CA: DRC WEEKLY
1/16/02
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© Bigcharts.com
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F M A M J J A S O N D 01 F M A M J J A S O N D 02

Listed	CDNX, Symbol DRC
Recent Price	$3.00
18-Month High-Low	$14.40 - $2.90
Cash on Hand	$4.0 Million
Debt	Nil
Major Shareholders	Management - 35%
Shares Outstanding	8,283,766
Fully Diluted	8,852,766
SEC Exemption	12g3-2b #82-713
Listed	Moody's Investment *Services Manual*

*** RECOMMENDATION . . . . . .SPECULATIVE BUY**
12 Month Price Target $7.85

*** The recommendation should be considered in conjunction with the Investment Opinion. At the current time directors, officers, employees and client accounts at GPSC own approximately 22% of the outstanding shares of DRC Resources Corporation and this figure may increase or decrease without further notice or disclosure.**

Investment Opinion

In DRC Resources Corporation's brief two year drilling program on its *100% optioned Afton copper-gold project, the mineral resource has grown from **10 million to 44 million tons of 2.60% Copper equivalent (1.75% copper, 0.040 opt gold, 0.15 opt silver & 0.003 opt palladium). Presently we can visualize about 1.5 billion lbs. of Copper and 1.5 million ozs of gold, with an excellent chance of substantially increasing the resource. In terms of payable metal about 65% of the revenue would be from the sale of copper with the balance being derived from the sale of gold, silver and palladium. Within this report we have calculated a 12 month price target of $7.85 per share; thus offering good upside potential.

* Subject to a 10% Net Profits Interest. ** Equivalent to 9.1 million tonnes to 40 million tonnes.

Please note that while we believe that DRC Resources' shares offer the possibility of an excellent return on investment, the company's main asset (the Afton Mine Project) is still at an exploration and development stage and has not advanced to commercial production. Further studies are required to determine economic viability. Commodity prices and the economic cycle are also an influence on the value of a mining stock. Additionally, there is risk in purchasing any type of common stock; shares are only suitable for risk oriented/aggressive accounts able to sustain a total loss.

THIS REPORT IS FOR DISTRIBUTION TO THE RESIDENTS OF BRITISH COLUMBIA, ALBERTA, ONTARIO AND/OR WHERE GEORGIA PACIFIC SECURITIES CORPORATION IS A LICENSED DEALER OF SECURITIES. DISTRIBUTION IN ANY OTHER JURISDICTIONS IS STRICTLY PROHIBITED.

Background

Mineralization was first discovered in the Afton Mining area in 1898 when the 330 ft. Pothook shaft was sunk at the site of the later developed Pothook open pit situated about (600m) 2,000 ft. south of the Afton Mine which forms part of DRC's property.

From initial staking in 1949 until the early 1970's a number of mining companies drilled the property without much success. In 1971 Mr. Chester Millar optioned the property through his company, Afton Mines Ltd. and drilled 17 exploratory holes that all bottomed in copper (Cu) mineralization. In the following two years drilling intensified. A couple of the better holes graded 0.61% Cu over 398 ft. and 1.61% Cu over 450 ft. The weaker grade of 0.61% Cu was secondary mineralization located higher in the future open pit. The higher grade 1.61% Cu was a deeper hole at the 1,000 ft. level which would be near the bottom of the future open pit and is now known to consist of primary mineralization.

Teck Corporation purchased the original Afton Mines Company and made a production decision in 1975. At start-up in 1978 proven reserves were estimated at 34 million tons of 1% copper and 0.016 oz/t gold. They mined 24 million tons from the open pit until 1987 producing 450 million pounds of copper and 400,000 ounces of gold (Au) equivalent to a grade of 1% Cu and 0.017 oz/t of Au. The remaining 10.5 million tons drilled by Teck below the pit assayed 1.52% Cu and 0.03 oz/t Au or *2.15% Cu equivalent.

We may never know all the reasons why Teck Corporation abandoned the property in 1998 but copper prices were low and of the 10.5 million tons remaining, Teck had estimated that only about 6.5 mil.tons were deemed mineable - a small underground reserve that Teck believed was not economic. **But probably of greater importance, we clearly sense they didn't think there would be as much potential for discovering an additional primary mineral resource as DRC has outlined.** One theory is that the mineral zone was mistaken as a "normal" porphyry copper deposit where the grade usually tends to decrease at depth. A porphyry deposit is typically: "a large low grade copper deposit, usually grading 1% or less, that can be economically mined by a conventional shovel and truck operation". Recent work on the Afton Project seems to indicate that the porphyry model may be flawed and the deposit may indeed be a primary magmatic segregation deposit which will be explained in greater detail further in this report.

* Throughout this report the Metal Values used for calculating Cu equivalent grade are: copper $0.80/lb, gold $280/oz, palladium $600/oz and silver $5/oz - U.S.$.


BRITISH
COLUMBIA
AFTON MINE
Kamloops
Vancouver

The Afton Mine is located 10 kms (6 miles) west of Kamloops (population, 80,000) and 350 kms (220 miles) north-east of Vancouver, B.C. It is adjacent to the TransCanada Highway and well serviced with water, power and a natural gas pipeline running through the property. Both the CN and CP railroads also service the immediate area. Teck Corporation's mill remains intact from Afton's open pit mining that has now ceased. The property is located in an existing mining district with supportive government, no aboriginal land claims and an experienced mining labour force.

DRC optioned the re-staked property in 1999 to earn a 100% interest subject to a 10% net profit interest. DRC acquired the project with with 10.5 million tons (9.1 mil. tonnes) of reserves grading 2.15% Cu equivalent. In 2000 DRC initiated a drill program to test the mineralization along strike to the southwest and to depth. The program consisted of 30,575 ft in 21 NQ (2") diamond drill holes that resulted in an upgrade from 10.5 million tons to 25 million tons (9.1 mil. tonnes to 22.5 mil. tonnes) of 3.0% Cu equivalent. **Essentially, the 2000 drill program established the presence of a substantial "primary feeder zone" below the "secondary" open pit and extended the zone length to the southwest.** The dimensions of the mineralized "footprint" increased to 1,200 ft. in length, 1,000 ft. in depth and 250 ft. in width. (see diagram of footprint looking down on open pit).

In 2001 a further 26 NQ diamond drill holes totaling of 35,000 ft increased the indicated and inferred mineral resource to a total of 44 million tons (40 mil. tonnes). This extended the footprint's dimensions to 2,800 ft. in length, 2,550 ft. in depth and still the same 250 ft. width (see diagram). Furthermore, the extent of the deposit still remains open along strike and to depth.



AFTON MINERAL ZONE FOOTPRINT
Depth:
Pit Floor
1000 ft
2550 ft
Drillhole 38
Drillhole 33
Length and Width:
NORTHEAST ZONE
Drillhole 9
1200 ft
MAIN AFTON ZONE
Drillhole 19
SOUTHWEST ZONE
Pit Rim
Ⓐ 2000 Resource Dimensions
1200 ft length x 260 ft width x 1000 ft depth
Ⓑ 2001 Resource Dimensions
2800 ft length x 250 ft width x 2550 ft depth
Drillhole 46
10 ft = 1 storey of high-rise building



700 Metres A.S.L.
Southwest 215
035 Northeast
600
500
400
300
200
100
0
Sea Level
-100
Indicated + Inferred
By 2001 Drilling
Indicated By
2000 Drilling
AFTON MINE
Longitudinal View
Open
0 100 200 300 Metres
0 300 600 904 Feet
Illustration is geological interpretation
of current drilling, subject to revision

The large increase in the mineral resource in both the 2000 and 2001 drill programs occurred because of the continuation to the southwest of the primary feeder zone. The feeder zone is the conduit that facilitated the flow of the secondary copper mineralization into the open pit. This is known as a magmatic segregation deposit with an average copper grade of 2% compared with the Afton open pit mine grade of 1%. Mr. J.J. McDougall P.Eng. who wrote the updated 2000 and 2001 mineral resource reports also concluded "The magmatic origin for this mineralization and the disseminated nature of the sulphides throughout the host rock indicates a new interpretation for the mineral system. The concentration of sulphides is not necessarily dependent on the degree of fracturing but on the size of the mineralized magmatic body, indicating the potential for a more extensive mineralized zone." It appears that the mineralization is quite consistent within the outlined zones with no major internal waste zones identified except possibly in the less partially tested southwest zone. However, more drilling is required at closer intervals in order to prove consistency and upgrade the resource.

The mineral zone remains open along strike in both directions and to depth. Further mineralized zones may exist either along strike or parallel with the currently identified zones. We believe there is good potential to expand the current resource.

THE GROWTH OF
A MINERAL RESOURCE*



Millions of Tons
40
30
20
10
1999
2000
2001

1999 = 10.5 million tons @ 2.15% Cu equivalent
2000 = 25.0 million tons @ 3.00% Cu equivalent
2001 = 44.0 million tons @ 2.57% Cu equivalent

* *Mineral resource estimates derived from Afton Mines Ltd. 1981 annual report and J.J. McDougall's 2000 and 2001 mineral resource studies. In Mr. McDougall's report a 1% copper cut-off grade was used; also 37.5 mil tons (34.15 mil. tonnes) is classified as an indicated resource with the remaining 6.5 mil tons (5.9 mil. tonnes) classified as an inferred resource. The indicated resource has a higher confidence level. 10.5 mil. tons = 9.1 mil. tonnes, 25.0 mil. tons = 22.5 mil. tonnes & 44.0 mil. tons = 40.0 mil. tonnes.*

Afton Mine - Longitudinal Cross-Section and Drilling


210
LOOKING NORTHWEST
030
Open Pit Access Road
Metres
600
500
400
300
200
100
0
-100
-200
-300
-400
Scale:
0 50 150 300 Feet
0 10 50 100 Metres
Legend
3.72 / 24 = Copper Equivalent / Metres
Interval in Metres
0.2 - 1% Copper Equivalent
Diamond Drill Hole (2000 and 2001)
Open Pit Bench
Metal prices used to calculate copper equivalent
Cu - $US 0.80/lb.
Au - $US 280/oz
Pd - $US 600/oz
Ag - $US $5/oz
AFTON MINE PROJECT
SW-NE Longitudinal Projection
DRC Resources Corporation
0 100 200 300 400 500
Metres

Drawing is geological interpretation of current drilling, subject to revision.

Drafting by Marek Mroczek, Min. Eng.

Vancouver, BC January 2002

2001 Afton Drill Results

	Intersection (ft)	Copper (%)	Gold (oz)	Palladium (oz)	Silver (oz)	Cu Equiv. (%)*
Hole 2K-24	246	0.45	0.014	0.014	0.033	1.23
(including)	10	0.03	0.003	0.12	0.009	4.58
Hole 2K-25	257	1.32	0.031	0.001	0.05	1.86
(including)	79	1.75	0.038	0.001	0.049	2.41
Hole 2K-27	139	1.27	0.055	0.017	0.029	2.87
Hole 2K-28	693	0.38	0.006	0.001	0.063	0.52
Hole 2K-29	218	0.64	0.036	0.004	0.11	1.45
Hole 2K-30	109	0.88	0.015	0.002	0.064	1.24
	446	0.095	0.008	<0.001	0.06	1.11
Hole 2K-31	50	1.5	0.098	0.011	0.286	3.72
	30	1.39	0.083	0.004	0.207	3.05
	198	0.88	0.01	0.002	0.13	1.17
	99	1.08	0.007	<0.001	0.044	1.22
Hole 2K-32	90	1.03	0.033	0.002	0.206	1.73
	113	1.16	0.023	0.001	0.134	1.63
Hole 2K-33	100	0.47	0.007	0.001	0.048	0.63
	10	1.14	0.01	0.001	0.046	1.35
(including)	119	0.25	0.008	0.001	0.019	0.42
Hole 2K-34	40	1.97	0.018	0.001	0.305	2.41
	20	1.29	0.054	0.005	0.132	2.46
Hole 2K-35	50	0.226	0.007	trace	0.04	0.4
Hole 2K-36	47	No Assay Intersections calculated				
Hole 2K-37	187	1.0	0.025	0.014	0.058	2.02
	10	0.19	0.015	0.232	0.029	9.16
Hole 2K-38	43	2.05	0.028	0.003	0.206	2.71
Hole 2K-39	30	1.92	0.052	trace	0.078	2.85
	338	1.3	0.032	0.003	0.081	2.03
Hole 2K-41	133	1.16	0.02	0.004	0.05	1.69
Hole 2K-42	670	1.53	0.035	0.006	0.073	2.38
including	217	1.88	0.044	0.0006	0.081	2.71
Hole 2K-43	30	1.02	0.018	0.002	0.03	1.42
	60	0.94	0.012	0.002	0.03	1.25
Hole 2K-44	870	1.58	0.0341	0.0002	0.08	2.23
Hole 2K-46	1130	1.35	0.024	0.002	0.057	1.88
including	1010	1.43	0.024	0.002	0.061	1.94
including	520	1.65	0.021	0.0002	0.068	2.03
Hole 2K-48	138	0.775	0.008	trace	0.046	0.94
Hole 2K-49	346	1.45	0.03	0.002	0.74	2.10
	175	0.15	0.005	0.001	0.007	0.27
	79	1.097	0.039	0.004	0.048	1.98

*Copper Equivalent at Cu $0.80/lb., Au $280/oz., Pd $600/oz., Au $5.00/oz

The Behre Dolbear & Company Ltd. Scoping Study - February, 2001

A Behre Dolbear scoping study was commissioned by DRC Resources in January of 2001 to examine the project merits. It concluded the Afton project has favourable economic possibilities. Some of the parameters and highlights of the study are as follows. This study was done using the 2000 year-end resource of:

	Average Grade	Contained Metal	Metal Value
	2.0% Cu	1 billion lbs.	$US0.85 lb.
25,000,000 tons	0.045 opt Au	1,125,000 ozs	$US280 oz.
	0.20 opt Ag	5,000,000 ozs	$US5.00 oz
	0.004 opt Pd	100,000 ozs	$US1,000 oz

Using the above grade and price, the value per ton is: $51.60 US. Using the above grade but changing prices to Cu $0.70 lb., Au $275 oz., Ag $4.25 oz, Pd $350 oz, the value per ton is: $42.62 US. For metal credits, Behre Dolbear used an exchange rate of $1.50 Cdn = $1 U.S. However, since February 2001 the exchange rate has changed to $1.59 = $1 U.S.

Mining Method: Block Caving @ 4500 tons/day Mine Life: 15.2 years

Net Smelter Return:	**C$51.57/ton**	**@$0.85 lb. Cu, $280 oz Au**
Total Operating Costs:	**C$22.19/ton**	**$5.00 oz Ag, $1,000 oz Pd.**
Net Income Before Tax:	**C$29.38/ton**	

Initial pre-production Inv: C$56,620,000 - w/o contingency
Initial Capital Investment: C$91,156,000 - includes 30%contingency

Life of Mine (after-tax) Cash Flow:	C$366,279,000
Net Present Value (10% Disc. Rate):	C$117,815,000
Internal Rate of Return:	32.3%

Mill Recovery	Copper: 87%	Gold: 90%
	Silver: 75%	Palladium: 74%

Production Statistics - Annual Payable metal

Cu @ 95%	54,302,000 lbs.	x 0.85	= $46,156,000	67%
Au @ 97%	63,100 ozs.	x 280	= $17,668,000	26%
Ag @ 90%	221,000 ozs.	x 5.00	= $1,105,000	2%
Pd @ 74%	3,600 ozs.	x 1,000	= $3,600,000	5%
Total			= US$68,529,000	100%

Valuation

DRC's Afton Mine Project is at an early stage. I will calculate an estimated value per share using the current 2001 outlined mineral resource.

DRC Resources' Afton Mine Resource Valuation

	*44 mil. tons	55 mil. tons	65 mil. tons
Valuation/lb.	**2.5% Cu eq.**	2.5% Cu eq.	2.5% Cu eq.
Copper Resource	**2.2 billion lbs.**	2.75 bil. lbs.	3.25 bil. lbs.
$0.02 US	**$ 7.85 Cdn**	$ 9.85 Cdn	$11.60 Cdn
$0.03 US	$11.80	$14.75	$17.40
$0.04 US	$15.70	$19.65	$23.20

8.9 million shares outstanding fully diluted - $1.59 Cdn = $1.00 US

* **37,500,000 tons** (**34.15** mil. tonnes) is the current **indicated resource** with the balance of **6,500,000 tons** (5.9 mil. tonnes) being an **inferred resource**. The indicated resource has a higher confidence level.

My estimated value per share is $7.85 as highlighted above on the grid.

In my opinion there is a good possibility for a future upward revaluation. I will list the following factors that could become more "favourable":

- increase in copper price from current $0.70 US lb;
- increase in *gold price from current $280 per oz;
- increase in overall resource tonnage;
- upgrade in resource to either a measured category or a reserve category through further drilling.

* It is worth noting that the above calculation was based on a 2.5% Cu equivalent. However, in terms of annual payable metal, copper contributes about 65% of the revenue with the next largest portion being gold (about 25%) and the balance being silver and palladium credits.

I used $0.02 per lb. for a copper resource in the ground that is at the lower end of the $0.02 to $0.05 range - the market price of copper obviously affects the "resource price". Over the last ten years copper has traded in a range from a high of $1.35 US lb. to a low of $0.60 US in 1998 and this past November. Coincidently, the November $0.60 low matched a 14 year low set in 1987, when Teck ceased mining the Afton open pit. As illustrated earlier in the report, the resource has grown from 10 million tons to the current 44 million tons over the last two years - therefore I believe there is a good possibility for the trend to continue.

Block Caving - Anaconda, one of largest past producing copper companies had used the block caving method of mining for years in different parts of the world; most notably at Butte, Montana, where the company was founded. In 1948 a block caving program was initiated to mine a further 3,500,000,000 lbs. of copper from Butte Hill (also known as the richest hill on earth); interestingly the copper grade was just slightly under 1%.

Block Caving may trace its North American history to Michigan in the 1890's. Large ore blocks were undercut which allowed the rocks to cave and crush themselves to a suitable size for handling. This was the concept of the first block caving operation. Since then the concept has made possible the mining of large ore bodies under open pits.

A current example of a successful block cave is Rio Tinto's (RTP.N-$81.10) Northparkes copper-gold mine in New South Wales, Australia. The ore body consists of 25 million tonnes grading 1.2% Cu & 0.48 g/t Au or 1.44% Cu equivalent with a daily production rate of 8,000 tons per day. Block cave mining is planned in two Lifts (stages). Lift 1 is scheduled to be completed by 2004. Rio Tinto recently authorized the spending of A$139 million to develop Lift 2 that would see mining continue until 2010.

Summary

DRC Resources Corporation is earning a *100% interest in the Afton copper-gold project. In two years, the mineral resource has grown from **10 million tons to 44 million tons with potential to grow further. The grade is 2.60% Copper equivalent comprised of 1.75% Copper, 0.04 oz/t gold, 0.15 oz/t silver and 0.003 oz/t palladium. Presently we can visualize about 1.5 billion lbs. of Copper and 1.5 million ozs of Gold. A Behre Dolbear scoping study has noted a Net Smelter Return of C$51.57/ton and Total Operating Costs of C$22.19/ton which leaves a Net Income Before Tax of C$29.38 per ton; the study concluded that the Afton Mine Project has favourable economic possibilities.

Predicated on the estimated Net Asset Value of the mineralized resource "in the ground", we have calculated what we believe to be a fair share value of $7.85 at this stage of development. In February, the work plan for 2002 should be announced.

* Subject to a 10% Net Profit Interest; ** 9.1 million tonnes to 40 million tonnes.

Directors & Management

John H. Kruzick, President & CEO - Since incorporation, has practiced as a self-employed consulting geologist since graduating with a B.Sc. from the University of British Columbia in 1969. Mr. Kruzick has supervised exploration programs throughout North America for over 30 years.

Mike Muzylowski, Director - He holds a B.Sc. in geology from the University of Manitoba. Mr. Muzylowski's 35 years experience includes management of exploration programs for Hudson Bay Exploration and Development Co. Ltd, Granges Inc and Hycroft Resources where as Chairman & CEO he headed-up that co.'s Winnemucca, Nevada gold mine development project in 1986.

Bruno Mosimann, VP Corporate Development & Finance - Mr. Mosimann is a self-employed investment counselor and portfolio manager. The name of his firm is Romofin AG located in Zurich, Switzerland. He also worked with the Dow Banking Corporation for 9 years as a investment counselor and portfolio manager.

Sharon Ross, Corporate Secretary & Director - A self-employed corporate administrator employed by Allshare Holdings Ltd. a non-reporting British Columbia company. Ms. Ross manages the day-to-day administration of the company.

C. Robert Edington, CFO & a Director - Has been employed as a ship manager at FENCO MacLaren Inc. (a SNC Lavalin company) since 1997, prior to which he was project director of Ship Repair Unit Pacific for the Canadian Federal Government, Victoria, B.C.

Advisory Board

James Douglas Little, P.Eng. - has 40 years experience as a mining executive including over 30 years as an executive vice-president & director of Placer Dome Inc., Craigmont Mines and Gibraltar Mines Ltd. He also served as president & CEO of Cassiar Asbestos Ltd. and a director of Afton Mines Ltd.

Douglas A. Knight, BASc. - is a senior mineral processing engineer with over 40 years of international experience. This includes 30 years with Placer Dome Inc. for whom he supervised the test work, design, development, equipment purchase and start-up of five major mines (Porgera, New Guinea; Zaldivar, Mexico; Pipeline, Nevada; Musselwhite, and the Dome expansion, Ontario) in the 1990's with an aggregate value of $1.8 billion

A.D. McCutcheon, P.Eng. - is the former president and general manager of Canadian Mine Services Ltd. and American Mine Services Inc. Mr. McCutcheon has over 40 years operating experience in mining and engineering.

Consulting Engineers

James J. McDougall, P.Eng. - has over 50 years mineral exploration experience; many of those years as Western Exploration Manager with Falconbridge Ltd. Mr. McDougall oversees the geological field-work including diamond drilling.

Behre Dolbear & Company Ltd.
International Mineral Industry Consultants

Process Research Associates Ltd.

Corporate Contact
John H. Kruzick, President

DRC Resources Corporation
#601, 595 Howe St.
Vancouver, B.C. V6C 2T5
Tel: 604-687-1629
Fax: 604-687-2845
e-mail: drcresources@uniserve.com
Web: www.drcresources.com

References

Behre Dolbear & Company Ltd., Scoping Study - February, 2001

CIM special volume 15, 1976
Porphyry Deposits of the Canadian Cordillera
J.M. Carr & A.J. Reed, Afton: A Supergene Copper Deposit

Cole, Sidney K. Spud's Dream

DRC Resources Corporation - all public filings

J.F. Harris, Ph.D., Harris Exploration Services, Petrographic Examination of Rock Samples from the Afton Mine Area, B.C.

Marcosson, Isaac F. Anaconda

J.J. McDougall, P. Eng., Diamond Drill Exploration Progress Report on the Afton Mine Property - January, 2001. 2001 Mineral Resource Study on the Afton Mine Property - November 20, 2001

Process Research Associates Ltd.

Flotation Studies, Afton Deposit - February, 2001

Shewchuk, Murphy The Craigmont Story

The Northern Miner

The Province Newspaper - June, 1972

Afton Mine Project

DRC Resources Corporation

(CDNX-DRC)


Longitudinal View
Southwest
215
035
Northeast
700 Metres
600
500
400
300
200
100
0 Sea Level
-100
-200
-300 Metres
Indicated + Inferred By 2001 Drilling
Indicated By 2000 Drilling
AFTON MINERAL ZONE
34 Million Tonnes (37.5 M. Tons)
Total Indicated Mineral Resource
2.75% Copper Equivalent
1.83% Copper
0.04 oz/t Gold
0.003 oz/t Palladium
0.16 oz/t Silver
(including)
Newly Discovered Southwest Zone
10 Million Tonnes (11 M. Tons)
Indicated Mineral Resource
2.34% Copper Equivalent
1.58% Copper
0.03 oz/t Gold
0.001 oz/t Palladium
0.08 oz/t Silver
Mineral Zone Open
5.9 Million Tonnes (6.5 M. Tons)
Inferred Mineral Resource
1.65% Copper Equivalent
1.05% Copper
0.023 oz/t Gold
0.004 oz/t Palladium
0.102 oz/t Silver
Open
Open
Mineral Zone Intersected Over 850 m (2800 ft) in Length (open), 780 m (2550 ft) in Depth (open), and averaging 80 m (260 ft) in width
49 Diamond Drill Holes 23,800 m (78,000 feet) in 2000 and 2001
2001 Behre Dolbear Scoping Study Indicates Favorable Economics
Total Operating Cost - C$22.19/ton
2001 Metallurgy Study Indicates Excellent Metal Recovery
Copper and Gold - 90%
* Metal Prices US.$: Cu $0.80/lb, Au $280/oz, Pd $600/oz, Ag $5.00/oz
Deepest Drill Intersection
0
100
200
300 Metres
0
300
600
984 Feet

Drawing is geological interpretation of current drilling, subject to revision.

www.drcresources.com


Year 2000 and 2001 Mineral Resource
(1) Indicated: 34.07 million tonnes
2.75 % Copper Equivalent
1.83%, 0.04 o/t, 0.003 o/t, 0.16 o/t
(2) Inferred: 5.91 million tonnes
1.05%, 0.023 o/t, 0.004 o/t, 0.10 o/t
Year 2001 Mineral Resource
(1) Indicated: 11.57 million tonnes
2.21% Copper Equivalent
1.49%, 0.029 o/z, 0.001 o/t, 0.085 o/t
(2) Inferred: 5.91 million tonnes
1.05%, 0.023 o/t, 0.004 o/t, 0.10 o/t
Year 2000 Indicated Mineral Resource
22.5 million tonnes
3.00% Copper Equivalent
2.00%, 0.045 o/t, 0.004 o/t, 0.20 o/t
Inferred Resource SW Zone 2
3.98 million tonnes
2.06% Copper Equivalent
1.19%, 0.03 o/t, 0.006 o/t, 0.05 o/t
Indicated Resource SW Zone 1
10.01 million tonnes
2.34% Copper Equivalent
1.58%, 0.03 o/t, 0.001 o/z, 0.08 o/z
10.01 million tonnes
Indicated Mineral
Resource Block
Cross Projection
A - A'
250 m
110 m
0 Metres
Sea Level
Depth = 200 m
Depth = 250 m
118 m
148 m
137 m
67 m
95 m
120 m
155 m
Open
Road
5614500N
675000E
675200E
675400E

Drawing is geological interpretation of current drilling, subject to revision.



Inferred Resource Northeast Zone 1
1.93 million tonnes
1.02% Copper Equivalent
0.77%, 0.01 o/t, 0.001 o/t, 0.12 o/t
Indicated Resource Northeast Zone 2
1.56 million tonnes
1.36% Copper Equivalent
0.93%, 0.02 o/t, 0.002 o/t, 0.12 o/t
PIT BOTTOM
PIT RIM
Road
Abandoned
N
5615100N
5614900N
675800E
125 m
55 m
100 m
58 m
Depth = 120 m
200 m
38 m
20 m
Depth = 100 m
2.00%, 0.045 o/t, 0.004 o/t, 0.20 o/t
Cu%, Au oz/t, Pd oz/t, Ag oz/t
3.72% / 24 = Copper Equivalent / Metres
Interval in Metres
0.2 - 1% Copper Equivalent
Metal prices used to calculate copper equivalent
Cu - $US 0.80/lb
Au - $US 280/oz
Pd - $US 600/oz
Ag - $US 5/oz
Outline of Copper Mineral Zone
A A' Cross Section
Diamond Drill Hole (2000 and 2001)
Dip / Azimuth at Collar
85 m
90 m
Depth = 200 m
Mineral Block
0 50 150 300 Feet
0 10 50 100 Metres
AFTON MINE PROJECT
Mineral Resource
DRC Resources Corporation
Ref: 2001 Mineral Resource Study. J.J. Mc Dougall, P.Eng., Nov., 2001

Vancouver, B.C., January, 2002



Geologists Inspecting Drill Core



Mill and Workshop

AFTON MINE PROJECT

With C$4 Million in working capital DRC Resources Corporation is well financed to continue exploration and development on the Afton Mine Property, located 10 kms (6 miles) west of Kamloops, B.C.

HIGHLIGHTS

- 2001 Exploration Increases Afton Indicated Mineral Resource to 37.5 Million Tons
- 49 Diamond Drill Holes 23,800 m (78,000 ft)
- $4.7 Million Exploration Program Continues
- Diamond Drilling Program 2002

AFTON MINERAL RESOURCE

In 2001 DRC Resources increased the Afton Indicated Mineral Resource by 11.57 Million Tonnes to 34.07 Million Tonnes (37.5 Mil. Tons) of 2.75% Copper Equivalent (0.83% Copper, 0.04 oz/t Gold, 0.003 oz/t Palladium, 0.16 oz/t Silver), with an additional Inferred Mineral Resource of 5.91 Million Tonnes (6.5 Mil. Tons) of 1.65% Copper Equivalent (1.05% Copper, 0.023 oz/t Gold, 0.004 oz/t Palladium, 0.10 oz/t Silver). A total of 23,800 metres (78,000 ft) of diamond drilling has tested the mineral zone 850 metres (2800 ft) in length and to 775 metres (2550 ft) in depth.

(Reference: J.J. McDougall, P.Eng., Afton Mine Property 2001 Mineral Resource Study, dated November 20, 2001)

BEHRE DOLBEAR SCOPING STUDY

Behre Dolbear & Company's 2001 Scoping Study determined the Afton project has favorable economic possibilities with low production costs, moderate capital requirements, and relatively low environmental concerns.

• Block Caving:	4500 tons/day
• Net Smelter Return:	C$51.57 /ton
• Total Operating Costs:	C$22.19 /ton
• Net Income Before Tax :	C$29.38/ton
• Life of Mine Net Income (undiscounted) :	
	-Before Tax C$734,685,000
	-After Tax C$376,417,000
Internal Rate of Return	32.3% (10% Disc. Rate)

PROCESS RESEARCH METALLURGICAL STUDY

Process Research Associates' 2001 flotation study indicates excellent metal recovery: copper 89%, gold 90%, palladium 76%, platinum 99%, and silver 90%.

OTHER PROJECTS

- Ajax-Python Copper/Gold Property, 6 miles southeast of Afton project
- Alberta Diamond Project, 12 Mineral Permits
- Timmins, Ontario, Polymetallic Mineral Property.
- Hondo County, Texas, royalty interest in Producing Oil Wells

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CORPORATE INFORMATION

Bank: HSBC, Vancouver, B.C.
Transfer Agent: Computershare, Vancouver, B.C.
Accountant: Beauchamp & Company, Vancouver, B.C.

TRADING INFORMATION

8,283,766 common shares Outstanding
Canadian Venture Exchange Symbol: DRC
CUSIP # 233296 10 2
Moody's Investment Services Manual
U.S. Rule 12g3-2(b) Exemption #82-713
Working Capital: $4,000,000

CONSULTANTS

Behre Dolbear & Company Ltd.
Process Research Associates Ltd.
James J. McDougall & Associates, P.Eng
John C. Ball, B.Sc.

MANAGEMENT TEAM

John H. Kruzick
President/CEO/Geologist
C. Robert Edington
CFO/Director
Sharon L. Ross
Secretary/Director
Mike Muzylowski
Director, Geologist
Bruno J. Mosimann
V.P. Corporate Development & Finance

ADVISORS

Douglas A. Knight, BASc.
James Douglas Little, P.Eng
Steven G. Lightburn, B.Sc.
A.D.McCutcheon, P.Eng

Cautionary Note: Statements in this report are a preliminary assessment of potential economics under a certain set of parameters and assumptions. Further studies will be required to determine economic viability. The Company relies on litigation protection for "forward-looking" statements.

#601 - 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5
Tel: (604) 687-1629 Fax: (604) 687-2845 E-Mail: drcresources@uniserve.com
DRC Website: drcresources.com

Printed in Canada



Geologists Logging Drill Core



Diamond Drill



BRITISH
ALBER
COLUMBIA
CEAN
Afton Property